Exhibit 99.2

Company announcement

TORM plc obtains commitment to refinance and extend existing bank facilities at very attractive terms
TORM obtains commitment for refinancing of USD 433m bank and leasing agreements with two new bank facilities, thereby extending debt maturities until 2028 and with a possibility to extend most of the debt expiration to 2029. Further, TORM has obtained commitment for financing of additional second-hand vessels for up to USD 123m with the same expiration terms.
The refinanced debt will be structured as a syndicated facilities agreement with six to nine banks of up to USD 322m, which will refinance 21 vessels built between 2009 and 2020, and a bilateral facilities agreement with HCOB of up to USD 111m, which will refinance 26 vessels built between 2003 and 2008.
“I am very pleased with the process we have had with our group of relationship banks and the new banks in our syndicate in order to obtain commitment for a refinancing. Together with this strong group of banks, we have secured a refinancing on very attractive terms, and I feel confident that we have set the group of banks for the years to come that can assist us in growing TORM’s business,” says CFO Kim Balle.
Danske Bank A/S, ING Bank N.V., and Nordea Bank Abp are appointed coordinators and mandated lead arrangers.
Closing of the agreements is subject to documentation and is expected during the second quarter of 2023.
Contact
Kim Balle, Chief Financial Officer
Tel.: +45 3917 9200
Andreas Abildgaard-Hein, IR
Tel.: +45 3917 9339
About TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 85 product tanker vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD, ISIN: GB00BZ3CNK81). For further information, please visit www.torm.com.
Safe harbor statements as to the future
This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as “will”, “aim”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “may”, “should”, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Company. They are not historical facts, nor are they guarantees of future performance.

Where the Company expresses an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis.  However, because these forward-looking statements are not guarantees of future performance and involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed, projected or implied by these forward-looking statements. In light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, the strength of the world economy and currencies including central bank policies intention to combat overall inflation and rising interest rates, inflationary pressure, the general domestic and international political conditions or events, including “trade wars” and the conflict between Russia and Ukraine, the highly cyclical natures of our business causing fluctuations in charter hire rates and vessel values caused by changes in supply vessels and constructions of newbuildings and changes in “ton-mile” demand caused by changes in worldwide OPEC petroleum production, consumption and storage, the duration and severity of the ongoing COVID-19 pandemic, including its impact on the demand for petroleum products and the seaborne transportation of clean products, the interruption or failure of our information technology and communication system including cyber-attacks, the increased cost of capital or limited access to funding due to EU taxonomy and the potential liability from future litigation and future costs due to environmental damage and vessel collision, the potential conflicts of interest involving our board of directors and senior management.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect new information future events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | OFFICE 105, 20 ST DUNSTAN’S HILL LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 04 16 MARCH 2023	PAGE 1 / 1